John L. Corn
President
Contracted Services, Inc.
5222 110<sup>th</sup> Avenue North
Clearwater, Florida  33760

> **Re:  Contracted Services, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 15, 2006**
> **File No. 333-136643**

Dear Mr. Corn:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you are registering 1,355,000 shares of common stock, which represents all of your common stock outstanding.  Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. We also note that 93% of your issued shares are being offered by two of your officers and directors and a further 2.42 % of your issued shares are being offered by members of their immediate family.  It would therefore appear they are acting as a conduit on your behalf in a primary, rather than a secondary offering.  Please advise or revise.

3. We note your disclosure on page 6 that on March 24, 2006 you completed the sale of thirty-seven blocks of shares, each consisting of 100 shares, under executed subscription agreements at the price of $1 per block. This disclosure appears to be inconsistent with the statements of changes in stockholders' equity and cash flows and the disclosure in Note G on page 42 for the six months ended June 30, 2006 which indicate that you received proceeds of $42 from the issuance of 105,000 shares of common stock. This disclosure also appears to be inconsistent with the disclosure regarding the March 24, 2006 share issuance in Recent Sales of Unregistered Securities on page 63. Please advise or revise.

Prospectus Cover Page

4. Your prospectus cover page must disclose an offering price per share. See Item 501 of Regulation S-B.

5. In this regard, we note disclosure in the third paragraph that the selling security holders will sell at the prevailing market price. As there is no current public market for your securities, a fixed price must be set at which the securities will be sold. You can state that the shares will be sold at a fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

6. Please replace the third paragraph with a cross-reference to the description of the plan of distribution of the shares on page 14 of this prospectus.

7. Please include in your document a section captioned "Determination of Offering Price" where you discuss the factors considered in determining the offering price. See Item 505 of Regulation S-B.

Summary of Prospectus, page 6

Summary Information about Contracted Services, Inc., page 6

8. Please indicate that there is no public market for your common stock. Please also alert investors at the beginning of this section that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.

9. We note you intend to apply for quotation of your common stock on the OTC Bulletin Board. Please clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on

your behalf.  Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

10. Please revise your summary to discuss more clearly and in further detail the business from which you generate revenues.  For example, you do not discuss your lawn mowing business, although it appears you generate most of your revenues from it, rather than from computer services.

11. You also state in the second paragraph that you have generated operating revenues since inception and have incurred net income as well as losses since inception.  Please revise to state more precisely your net income and losses for the periods ending June 30, 2006 and December 31, 2005 and the corresponding prior periods.

12. Please include in your summary that you have only one employee, John Corn, who is your President, Chief Financial Officer, director and who, along with his wife, is a controlling shareholder.

Risk Factors, page 10

13. Please eliminate the reference to "many important factors" in the second sentence of your head note, as it implies there are material risks not set forth in the risk factors section.  Revise the second sentence to state that you should consider the following risk factors which reflect the potential and substantial material risks that could be involved if you decide to purchase shares in this offering.

14. Please eliminate the mitigating language "although our officers and directors have agreed to loan money to us," from the caption to risk factor (1).  Similarly, eliminate the first sentence in risk factor (5).

15. Several of your risk factor captions do not describe the risk in a concrete manner, but merely state facts that give rise to the risks.  For example, risk factor (12) states that small public companies are inherently risky but does not explain why nor describes the market factors to which these companies may be exposed.  Please generally review your risk factor captions to ensure they express your risks in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk.  Do not assume that investors will be able to decipher the risk.

16. Please tell us why you refer to "exploration activity" in risk factor (9).

Use of Proceeds, page 14

17. The table of your expenses under the above heading is confusing.  We note this information appears in Part II of your registration statement.  Please remove from page 14.

Plan of Distribution, page 14

18. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.  In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded.  For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock.  Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf.  Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Selling Security Holders, page 18

19. Briefly discuss how the securities were acquired by the selling security holders.

20. Please disclose the beneficial owner or owners of MSC Consulting.

Business Description, page 19

21. Describe in further detail your relationship with IDocubox.

22. Your disclosure does not does not provide meaningful disclosure about what it is you do and how you do it.  See Item 101 of Regulation S-B.  As examples, please consider the following:

- What services do you include in computer maintenance and repair?  What are all the other services you provide?
- Who are your customers and how many have you had?  We note your computer services initially targeted small business users such as law firms, accounting practices and medical offices.  Describe your customers with respect to all of the services you provide.
- Do you sell hardware/software from your own inventory?
- What are your plans to buy equipment?

- Why would the sale of equipment severely cripple your ability to perform your operations?
- What is the name of the company from whom you obtain personnel for your jobs? Is it "Professional Employee Leasing Company"?
- What are your arrangements for compensating the leasing company for their services?
- What advertising have you undertaken?

The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. Include all key details relevant to an understanding of your business. We may have further comment based upon your revisions.

23. We note that your website discusses specialized projects, hosted network systems and specialty product design. It does not appear you have discussed this information about your computer consulting business in your prospectus. It is insufficient for the prospectus to refer to your website for additional information. Please revise your prospectus accordingly.

24. In addition, your website only discusses your computer business. It is unclear why your website does not discuss your lawn mowing business. Please advise or revise.

Management's Discussion and Analysis or Plan of Operations, page 20

25. We note your disclosure in the third paragraph regarding the issuance of a going concern opinion by your Board of Directors and the substantial doubt about your ability to expand as an on-going business for the next twelve months. We also note your disclosure on page 22 that you expect to satisfy your current cash requirements indefinitely and that you will need additional cash to implement the expansion strategy contained in your business plan. These disclosures appear inconsistent insofar as the substantial doubt about your ability to continue as a going concern appears to relate to your ability to raise cash to implement your expansion plans. Please clarify these disclosures. In doing so, please separately discuss your ongoing capital requirements to continue existing operations and those required to expand. Please also consider revising the statement that "our Board of Directors has issued a going concern opinion" as such a statement is generally made in regard to the opinion rendered by an independent registered public accounting firm. In addition, if you believe that there is substantial doubt about your ability to continue as a going concern, tell us why you have not

included appropriate and prominent disclosure of your financial difficulties and viable plans to overcome those difficulties in your financial statements, and why your auditor did not reach a similar conclusion and include an explanatory paragraph in their reports. Refer to Section 607.02 of Codification of Financial Reporting Policies of the SEC. Finally, if appropriate, please revise your disclosure regarding your ability to continue as a going concern in Critical Accounting Policies on page 23.

26. We note your disclosure that you had working capital of $4,772 as of June 30, 2006. This amount appears to represent your cash balance as opposed to working capital or the excess of current assets over current liabilities. Please revise or advise.

27. Please disclose why accounts receivable increased in your discussion of results of operations for the six months ended June 30, 2006. Please also discuss cash flows provided and used by investing and financing activities, including the nature and amount of fixed asset purchases and sales and shareholder loans and distributions, for each of the periods presented. In addition, we note that you include depreciation as a use of cash in your discussions of results of operations for 2005 and 2004. As depreciation expense is not a use of cash, please revise.

Trends, page 23

28. In the second sentence, please eliminate "other than as described in this section or in 'Risk Factors', page 6" and revise, if appropriate.

Management, page 23

29. Please revise to provide more concisely the information required by Item 401 of Regulation S-B. Please eliminate vague, self-serving or "puffing" disclosure, such as:

- "bouncing between…"
- "as hard times fell on Ontec"
- "after reducing the annual costs of IT by over 50%"
- "Beth was on her way up the ladder"

30. Please refer to the last paragraph of Susan Corn's biography. It is unclear what this paragraph means. Please clarify.

Disclosure Controls and Procedures, page 27

31. We note that you have voluntarily provided this information although you are not required to. Item 307 of Regulation S-B requires an issuer to disclose the

conclusions of its principal executive and principal financial officers regarding the effectiveness of the issuer's disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported with the time periods specified in the Commission's rules and forms, and is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. Please revise to comply with the disclosure requirements of Item 307 or remove this disclosure from your filing.

## Internal Control over Financial Reporting, page 27

32. Similarly, we note you are voluntarily addressing this issue prior to when the regulations formally require this disclosure. Paragraph (a) of Item 308 of Regulation S-B requires that a report of management on the issuer's internal control over financial reporting contain:

- A statement of management's responsibility for establishing and maintaining adequate internal control;
- A statement identifying the framework used by management to evaluate the effectiveness of internal control;
- Management's assessment of the effectiveness of the issuer's internal control over financial reporting as of the end of the period;
- Disclosure of any material weakness; and
- A statement that the registered public accounting firm has issued an attestation report on management's assessment.

Paragraphs (b) and (c) of Item 308 of Regulation S-B requires the issuer to provide the attestation report of the registered public accounting firm and disclosure of changes in internal control over financial reporting. Please revise to comply with Item 308 or remove this disclosure from your filing.

## Executive Compensation, page 27

33. Please provide a footnote which explains All Other Compensation.

## Financial Statements, page 32

34. We note that the amounts of common stock for each of the periods presented do not reflect the number of shares issued and outstanding at par value. Please tell us your basis in GAAP for presenting common stock at amounts less than par value as well as additional contributed capital when the amount of common stock at par

value exceeds the aggregate amount of capital attributable to the common shares. In addition, tell us whether the shares issued and outstanding are subject to further calls or to assessment under state statutes and, if so, why you should not present a receivable from shareholders in stockholders' equity for each of the periods presented.

35. Please revise the interim financial statements included in the filing to include statements of operations and cash flows for the comparable period of the preceding fiscal year. Refer to Item 310(b) of Regulation S-B.

36. We note that the amounts of common stock for each of the periods presented do not reflect the number of shares issued and outstanding at par value. Please tell us your basis in GAAP for presenting common stock at amounts less than par value as well as additional contributed capital when the amount of common stock at par value exceeds the aggregate amount of capital attributable to the common shares. In addition, tell us whether the shares issued and outstanding are subject to further calls or to assessment under state statutes and, if so, why you should not present a receivable from shareholders in stockholders' equity for each of the periods presented.

37. It appears that you received nominal consideration for shares of common stock issued during the six months ended June 30, 2006 and year ended December 31, 2005. Please tell us why these share issuances should not be reflected in your earnings per share computations for each period presented in a manner similar to a stock split or dividend for which retroactive treatment is required by paragraph 54 of FAS 128. In doing so, please tell us the fair value of your common stock on the dates of issuance and how you determined fair value. Please refer to SAB Topic 4:D. Please also tell us why you should not recognize compensation expense related to shares issued to officers and directors in 2005. Refer to paragraph 7 of SFAS 123(R).

38. You disclose in Note B to your interim financial statements on page 41 that you will be taxed as a "C" corporation in 2006. As such, the undistributed retained earnings as of December 31, 2005 should be reflected in additional paid-in capital assuming a constructive dividend to owners followed by a contribution to capital to the corporation in your financial statements for the six months ended June 30, 2006. Please refer to SAB Topic 4:B. In addition, you should present pro forma income tax expense and earnings per share data for the years ended December 31, 2005 and 2004 on the face of the statements of operations assuming taxation as a "C" corporation with appropriate footnote disclosure. Please do so.

39. Please tell us your basis in GAAP for classifying gains on sale of assets as other income as opposed to a component of income or loss from operations.

40. Please disclose revenues from lawn mowing services and computer maintenance and repair services in the notes to the financial statements for each period presented. Refer to paragraph 37 of SFAS 131.

41. We note your disclosure on page 26 that Mr. Corn is your only paid employee. Please tell us whether you have recognized the value of services contributed by your other officers. Please also tell us whether any other persons have contributed services. Please be advised that the value of contributed services should be recorded as expenses in your statements of operations even though there has been no cash outlay. If you have not recognized the value of contributed services, please revise your financial statements accordingly or tell us why a revision is not necessary. Refer to SAB Topic 5:T.

42. Please tell us what shareholder AAA distributions represent and whether all shareholders received proportional amounts of the distributions.

43. Please disclose the useful lives of each of the components of property and equipment in the notes to the financial statements for each period presented.

44. We note your disclosure on page 6 that Contracted Services and Idocubox have common officers and shareholders. We also note your disclosure in Note C on pages 41 and 51 regarding your note receivable from Idocubox. Please disclose the nature of your relationship with Idocubox in the notes to the financial statements for the six months ended June 30, 2006 and year ended December 31, 2005. If Contracted Services and Idocubox are under common ownership or management control, please disclose that fact as well. Please refer to SFAS 57. In addition, please tell us how you assessed the likelihood that all amounts due, both principal and interest, will be collected according to the contractual terms of the loan agreement. Further, please tell us the line item(s) in your statements of operations that includes interest income. Finally, please tell us whether Contracted Services and Idocubox are related in their operations.

45. We note the changes in capital structure disclosed in Note G on page 42, Note H on page 52 and Note F on page 61. It does not appear that you have given retroactive effect to the changes in capital structure in the disclosures regarding shares of common stock issued throughout the filing. Please revise disclosures throughout the filing that do not reflect the changes in capital structure.

Balance Sheet, page 34

46. Please tell us your basis in GAAP for classifying the stock subscription receivable as a current asset as opposed to a reduction in stockholders' equity. In addition, it appears that the issuance of common stock and the subscription receivable are reflected as cash transactions in the statement of cash flows on page 39. If so,

please revise the statement of cash flows and disclose the issuance of common stock as a non-cash financing transaction.

47. Given your disclosure in Note D on page 42, it appears that the current portion of the note dated June 20, 2006 is substantially less than the amount of principal payments due within the next 12 months.  Please revise the amounts of the note classified as current and long-term liabilities or tell us why a revision is not necessary.

Note B – Significant Accounting Policies, page 41

Income Taxes, page 41

48. Please tell us the nature and amount of deferred tax assets and liabilities and the amount of the valuation allowance recognized for deferred tax assets as of June 30, 2006.  If you have reduced deferred tax assets by a valuation allowance because it is more likely than not that some or all of the deferred tax assets will not be realized, please disclose that fact.

Note D – Notes Payable, page 42

49. We note that the cost of vehicles reflected in your balance sheet is substantially less than the original amount of the note dated June 20, 2006.  Please tell us in detail how you accounted for the trade-in and exchange.  In doing so, tell us how you determined the fair value of the asset received and asset surrendered in the exchange, calculated the gain or loss and recorded the gain or loss.  Please also tell why your accounting treatment complies with the requirements of APB 29. Please refer to paragraph 18 of APB 29.

Balance Sheet, page 44

50. It appears that you have presented amounts of cash and cash equivalents and accounts receivable on incorrect line items.  Please revise or advise.

Statement of Cash Flows, page 49

51. Disbursements for loans made should be included in cash flows from investing activities.  Please revise to classify issuance of notes receivable and loans to shareholders as cash flows from investing activities.  Please refer to paragraph 17.a. of SFAS 95.

Statement of Changes in Stockholders' Equity, page 58

52. Please revise to give retroactive effect to the forward split on April 28, 2006.

Statement of Cash Flows, page 59

53. It appears that the vehicle acquired on January 16, 2004 and the related promissory note is reflected in the statement as cash transactions. Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after the purchase of productive assets are investing cash outflows. Incurring directly related debt to the seller is a financing activity, and subsequent payments of principal on that debt are financing cash outflows. Please refer to footnote 6 to paragraph 17.c. of SFAS 95. Please revise to disclose the transaction as a non-cash investing and financing activity or tell us why you do not believe a revision is necessary. Refer to paragraph 32 of SFAS 95.

Recent Sales of Unregistered Securities, page 62

54. We note your reference to Avalon Development Enterprise and that it appears to be in error. Please revise or advise.

Index of Exhibits, page 65

55. It does not appear you have filed all material agreements required by Item 601 of Regulation S-B, such as debt agreements. Please advise or revise.

Undertakings, page 65

56. Please revise to include the undertaking required by Item 512(g) of Regulation S-B.

Signatures, page 66

57. Your principal executive officer, principal financial officer and your controller or principal accounting officer must sign your registration statement. Please indicate the persons who signed in these capacities. See instructions for signatures.

Legality Opinion, Exhibit 5

58. We note the legality opinion states that the opinions expressed shall be effective "as of the date of the filing of the Company's registration statement." This implies that the opinion is valid only as of August 15, 2006 the date you filed your registration statement. The legality opinion must speak as of the effective date of the registration statement. Please revise to eliminate the quoted language,

or file the legality opinion as part of an amendment on the date you request effectiveness of the registration statement.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

John L. Corn
Contracted Services, Inc.
September 12, 2006
Page 13

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3725 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director


Cc:     Diane J. Harrison, Esq.
        Fax:  (941) 531-4935